Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

VIRIDIAN THERAPEUTICS, INC.

VIRIDIAN THERAPEUTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Viridian Therapeutics, Inc. (the “Corporation”).

SECOND: The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 17, 2014 under the name Signal Genetics, Inc.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation as follows:

1. Article V of the Certificate of Incorporation, as presently in effect, of the Corporation is hereby amended and restated in its entirety as follows:

“ARTICLE V:    A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors of the Corporation shall be as specified in the Bylaws of the Corporation, but such number may from time to time be increased or decreased in such manner as may be prescribed by the Bylaws. In no event shall the number of directors be less than the minimum prescribed by law. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide. Directors need not be stockholders.

     B. Except for any directors elected by the holders of any series of Preferred Stock pursuant to any Certificate of Designations relating to any series of Preferred Stock, the members of the Board of Directors shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of this Article V; Class II directors shall initially serve until the second annual meeting of stockholders following the effectiveness of this Article V; and Class III directors shall initially serve until the third annual meeting of stockholders following the effectiveness of this Article V. Commencing with the first annual meeting of stockholders following the effectiveness of this Article V, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office or their earlier resignation or removal. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class shall be apportioned as nearly equal as possible. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III.”

In Witness Whereof, Viridian Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 14th day of June, 2021.

Viridian Therapeutics, Inc.

By:	/s/ Jonathan Violin
Name: Jonathan Violin
Title: President, Chief Executive Officer, and Director